OPERATING AGREEMENT

OF

BOXX WAVE LLC

This Operating Agreement amended in full and is made and entered into effective as of _____8/24____, 2021 (the "Effective Date"), by and among the Members and Boxx Wave LLC (the "Company").

BACKGROUND:

A.   Articles of Organization for the Company were filed with the Secretary of State of the State of Ohio on December 8, 2015 forming an Ohio limited liability company.

B.   The Members and the Company mutually desire to enter into this Operating Agreement to define the rights and obligations of the Members with respect to their ownership of the Company.

NOW, THEREFORE, the Members and the Company agree as follows:

ARTICLE I.

DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"**Act**" means the Ohio Limited Liability Company Act at Ohio Revised Code §1705 et seq., as amended and/or supplemented from time to time.

"**Affiliate**" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer or director of such Person, (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence, or (v) any Person who is a parent, grandparent, sibling, spouse, or lineal descendent of such Person. For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Approved Transferee**" and "**Approved Transferees**" have the meaning set forth in Section 7.2(b).

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Book Value**" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation section 1.704-1(b)(2)(iv)(d)-(g); provided that the Book Value of any asset contributed to the Company shall be equal to the fair market value of the contributed asset on the date of contribution (as determined in good faith by the Board of Managers).

"**Capital Account**" as of any given date means the account mentioned for each Member pursuant to Section 5.3.

"**Capital Contribution**" means any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

"**Cause**" means, unless otherwise defined in any Employment Agreement or Independent Contractor Agreement, the Member engaging in any of the following acts: (i) disloyalty to the Company or an Affiliate of the Company, including, without limitation, fraud, embezzlement, theft, or dishonesty in the course of a Member's Engagement or business relationship with the Company or an Affiliate of the Company; (ii) conviction of a felony or other crime involving a breach of trust or fiduciary duty owed to the Company; (iii) unauthorized disclosure of trade secrets or confidential information of the Company or an Affiliate of the Company; (iv) a material breach of any agreement with the Company in respect of confidentiality, non-disclosure, non-competition or otherwise; or (v) any violation of a policy of the Company that is materially damaging to the interests of the Company. A Member who agrees to resign from employment or other affiliation with the Company in lieu of being terminated for Cause shall be deemed to have been terminated for Cause for purposes of this Operating Agreement.

"**Change of Control**" means:

> (i)   the sale (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such sale;
>
> (ii)   a sale or issuance (in one transaction or a series of transactions) of any securities resulting in more than fifty percent (50%) of the voting power of the Company being held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such sale or issuance; or
>
> (iii)   a merger or consolidation of the Company with or into another Person if following such merger or consolidation, more than fifty percent (50%) of the voting power of the surviving entity is held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such merger or consolidation.

"**Class A Member**" means a Person holding Class A Units, in their capacity as a holder of such Class A Units.

"**Class A Units**" means Class A Membership Units of the Company. The holder of one or more Class A Units shall be entitled (as a result of the ownership of such Class A Units) to the rights ascribed to such Class A Units as specified herein.

"**Class B Units**" means Class B Membership Units of the Company. Except as provided in Section 4.6(b), the holder of one or more Class B Units shall not be entitled (as a result of the ownership of such Class B Units) to cast a vote, give consent to any action or proposed action of Members, or participate in the management of the Company in anyway.

"**Class C Unit Original Issue Price**" initially means an amount equal to $10,000.00 per Unit for each Class C Unit, but shall be subject to appropriate proportional adjustment in the event of any Unit split, Unit dividend, combination or other similar recapitalization with respect to the Class C Units.

"**Class C Units**" means Class C Membership Units of the Company. The holder of one or more Class C Units shall not be entitled (as a result of the ownership of such Class C Units) to cast a vote, give consent to any action or proposed action of Members, or participate in the management of the Company in anyway.

"**Code**" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Commissioner**" has the meaning set forth in **Exhibit C**.

"**Company**" has the meaning set forth in the opening paragraph.

"**Company Option Period**" has the meaning set forth in Section 7.3(b).

"**Corporate Conversion**" has the meaning set forth in Section 7.7(a).

"**Corporate Governing Documents**" has the meaning set forth in Section 7.7(a).

"**Distributable Cash**" means all cash revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's business, including any amounts necessary for capital expenditures, for meeting expansion plans, and for providing all necessary working capital and any amounts required to meet any requirement of any loan agreement to which the Company is a party.

"**Distribute**" means to make one or more Distributions.

"**Distribution**" means, with respect to a Member, the amount of money and the fair market value (as determined by the Board of Managers) of property other than money (net of any liabilities secured by such property that such Member is considered to assume or take subject to as provided in Treasury Regulation section 1.704-1(b)(2)(iv)(b)(5)) distributed to such Member by the Company (a) on account of such Member's Units or (b) in redemption or liquidation of all or any portion of such Member's Units, but shall not include payments to an Member (x) pursuant to a loan or advance made by such Member to the Company or in respect of any other transaction in which such Member acts other than in such Member's capacity as a Member within the meaning of section 704(a) of the Code or (y) which are guaranteed payments within the meaning of section 707(c) of the Code.

"**Drag Along Offer**" has the meaning set forth in Section 7.4(b).

"**Engagement**" means the relationship between a Member and the Company if such Member is employed by, serving as an Officer or Manager of, or otherwise providing services to the Company.

"**Evasion Terms**" has the meaning set forth in Section 7.3(d).

"**Fair Market Value**" means the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. The Fair Market Value shall be reasonably determined by the Board of Managers.

"**Fiscal Year**" means the Company's fiscal year, which shall be the calendar year.

"**including**" means including, without limitation.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant Class B Units to be issued as Profits Interest Units, the aggregate amount that would be distributed to the Members pursuant to Section 6.2 if, immediately prior to the issuance of the relevant Profits Interest Units, the Company sold all of its assets for fair market value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed pursuant to Article IX.

"**Involuntary Transfers**" means all or any Transfer of Units upon death, Permanent Disability, dissolution of a Member that is an entity, attachment or charging order, bankruptcy, a court order upon such Member's divorce or other dissolution or annulment of marriage, or any other involuntary Transfer.

"**Issuer Corporation**" has the meaning set forth in Section 7.7(a).

"**Majority Block Offer**" has the meaning set forth in Section 7.4(a).

"**Majority Block Offeree(s)**" has the meaning set forth in Section 7.4(a).

"**Majority Interest**" means that number of Class A Units that, in the aggregate, exceed fifty percent (50%) of the aggregate of all Class A Units.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

"**Member**" means each of the Persons specified in <u>Section 2.6</u> of this Operating Agreement and any Person who may hereafter become a Member pursuant to the terms of this Operating Agreement or otherwise as provided in the Act.

"**Members' Option Period**" has the meaning set forth in <u>Section 7.3(c)</u>.

"**Membership Interest**" means a Member's entire interest in the Company, including such Member's right to receive distributions and such other rights and privileges that the Member may enjoy by being a Member. Membership Interests are represented by Units. Units shall be divided into Class A Units, Class B Units and Class C Units. Each class of Units shall have identical rights and privileges except as otherwise set forth herein.

"**Net Profits**" and "**Net Losses**" mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(ii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iii) if the value of any Company asset is adjusted pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(iv) gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the value of the asset on the Company's books, notwithstanding that the adjusted tax basis of such asset differs from such value;

(v) if Company property is reflected on the Company's books at a value that differs from its tax basis, then Company income, gain, loss and deduction shall (in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g)) include Company income, gain, loss, and deduction determined by reference to the value of such property on the Company's books, but shall exclude income, gain, loss and deduction determined by reference to the value of such property as determined for income tax purposes; and

(vi) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

"**Notice**" has the meaning set forth in Section 7.3(a).

"**Notice of Company Option Exercise**" has the meaning set forth in Section 7.3(b).

"**Notice of Members' Option Exercise**" has the meaning set forth in Section 7.3(c).

"**Offer**" has the meaning set forth in Section 7.3(a).

"**Offer Price**" has the meaning set forth in Section 7.3(a).

"**Offer Units**" has the meaning set forth in Section 7.3(a).

"**Officer(s)**" has the meaning set forth in Section 8.1.

"**Operating Agreement**" means this Operating Agreement as originally executed and as amended, supplemented, and/or restated from time to time.

"**Option Termination Date**" has the meaning set forth in Section 7.6(a).

"**Permanent Disability**" means a Member has a physical or mental impairment that lasts for sixty (60) days and is expected to continue for an additional six (6) months or the remainder of the Member's life and that the physical or mental impairment substantially limits his or her ability to perform the duties required by this Operating Agreement. The determination of whether a Member has suffered a Permanent Disability shall be made by the Board of Managers.

"**Person**" means any individual, entity, general partnership, limited partnership, limited liability company, corporation, association, joint venture, trust, business trust, or cooperative and the heirs, executors, successors, and assigns of such person.

"**Pro Rata Proceeds**" has the meaning set forth in Section 5.6(b).

"**Profits Interest Unit**" has the meaning set forth in Section 5.6(a).

"**Proposed Acquirors**" has the meaning set forth in Section 7.3(a).

"**Proposed Closing Time**" has the meaning set forth in Section 7.3(a).

"**Remaining Members**" has the meaning set forth in Section 7.6(a).

"**Representative**" means the successor-in-interest to a Member (whether an estate, legal guardian, bankruptcy trustee, or otherwise) after the death, Permanent Disability, or bankruptcy of such Member.

"**Sale Transaction**" has the meaning set forth in Section 7.4(b).

"**Section 83(b) Election**" has the meaning set forth in Section 5.7.

"**Tag Along Right**" has the meaning set forth in Section 7.4(a).

"**Terminated Member**" has the meaning set forth in Section 7.5.

"**Termination of Engagement**" means (1) the termination of a Member's Engagement by the Board of Managers for Cause; or (2) the termination of the Engagement of a Member by the Company for any other reason other than death or Permanent Disability, including, but not limited to, the voluntary termination of the Member's Engagement and the termination of the Member's Engagement by the Company for any reason other than Cause.

"**Transfer**" means any bequest, sale, conveyance, transfer, pledge, encumbrance, assignment, or other disposition, whether voluntary, involuntary, or by operation of law.

"**Transferring Party**" means the holder of any Units that are subject to the repurchase right set forth in Section 7.6 upon a Trigger Event, whether such holder is a Member or a transferee of a Member.

"**Treasury Regulations**" means proposed, temporary, and final regulations promulgated under the Code as of the Effective Date of the Company's Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"**Trigger Event**" has the meaning set forth in Section 7.6(a).

"**Underwater Profits Interest Unit**" has the meaning set forth in Section 5.6(b).

"**Unit**" means a membership unit of the Company. Units shall initially be divided into three classes – Class A Units, Class B Units and Class C Units. The term "Unit" or "Units" as used herein means each of the Class A Units, Class B Units and Class C Units, except where the context otherwise requires.

"**Unit Book Value**" means the Book Value of a Unit as shall be determined by the independent accountants then serving the Company, based upon accounting principles utilized by the Company, consistent with past practice and shall be increased by the Company's reasonable and good faith estimate of accounts receivable and decreased by accounts or amounts payable.

"**Unreturned Class C Return**" for each Class C Unit shall mean, as of any date, the Class C Unit Original Issue Price multiplied by three (3) and then reduced by all Distributions previously made by the Company on account of such Class C Unit pursuant to Section 6.2(a) and Section 9.3.

ARTICLE II.

FORMATION OF COMPANY

2.1 <u>Formation</u>. The Company has now organized as an Ohio limited liability company, by the execution and delivery of Articles of Organization to the Secretary of State of the State of Ohio in accordance with and pursuant to the Act.

2.2 <u>Name</u>. The name of the Company is Boxx Wave LLC.

2.3 <u>Principal Executive Office</u>. The Company may locate its principal executive office at any place or places as the Board of Managers deems advisable.

2.4 <u>Registered Agent</u>. The Company's registered agent shall be the registered agent on file for the Company with the Secretary of State of the State of Ohio. The Board of Managers may change the Company's registered agent by filing the name and the Ohio address of the new registered agent with the Secretary of State of the State of Ohio pursuant to the Act.

2.5 <u>Term</u>. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Act.

2.6 <u>Names of Members</u>. The names and addresses of the Members are set forth in **Exhibit B**.

ARTICLE III.

BUSINESS OF COMPANY

3.1 <u>Purpose</u>. Except as expressly restricted by the Company's Articles of Organization or this Operating Agreement, the Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

3.2 <u>General Powers</u>. Except as expressly restricted by the Company's Articles of Organization or this Operating Agreement, the Company shall have, and may exercise, all powers and rights that a limited liability company may legally exercise pursuant to the Act.

ARTICLE IV.

MEETINGS OF MEMBERS

4.1 <u>Special Meetings</u>. Special meetings of the Members may be called by the Board of Managers or by any Member(s) holding at least a Majority Interest. No regular meetings of the Members shall be required.

4.2 <u>Place of Meetings</u>. When calling a special meeting, the Board of Managers or the Members holding a Majority Interest calling the meeting, as applicable, may designate any place within or outside the State of Ohio for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company.

4.3   Notice of Meetings. The Board of Managers shall provide written Notice of a meeting to each Member, stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called. Such notice shall be delivered not less than two (2), nor more than sixty (60), days before the date of the meeting.

4.4   Record Date. For the purpose of determining Members entitled to notice of a meeting, the date on which notice of the meeting is provided shall be the record date.

4.5   Quorum. Members holding at least a Majority Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members.

4.6   Manner of Acting; Non-Voting Units.

(a)   If a quorum is present, the affirmative vote of Members holding a Majority Interest shall be the act of the Members, unless the vote of a greater proportion is otherwise required by the Act or by this Operating Agreement.

(b)   Unless otherwise explicitly required by the Act or explicitly required by this Operating Agreement, the holder of one or more Class B Units shall not be entitled (as a result of the ownership of such Class B Units) to cast a vote or to give his or her consent to any action or proposed action of Members; .

(c)   Unless otherwise explicitly required by the Act or explicitly required by this Operating Agreement, the holder of one or more Class C Units shall not be entitled (as a result of the ownership of such Class C Units) to cast a vote or to give his or her consent to any action or proposed action of Members.

4.7   Proxies. At all meetings of Members, a Member may vote in person or by written proxy executed by the Member or the Member's attorney in fact.

4.8   Action by Members Without a Meeting. Members holding a Majority Interest (or such greater proportion as required under the Act or this Operating Agreement) may take action without a meeting by written consent. Any such consent shall be delivered to the Company for inclusion in the minutes or for filing with the Company records.

4.9   Waiver of Notice. A Member may at any time waive, in writing, notice of a meeting. By attending a meeting without protesting the lack of proper notice before or at the beginning of the meeting, a Member waives notice of the meeting.

ARTICLE V.

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

5.1   Capital Contributions; Units Owned.

(a)   Each Member has made a Capital Contribution to the Company in the type and amount as reflected in the Company's books and records. The number and class of Units owned by each Member are listed and described in **Exhibit A**. No Member or any of its Affiliates shall be required to guarantee or provide any credit support for Company debt.

(b)   Unless otherwise agreed to by the Board of Managers, the Class A Units outstanding on the Effective Date shall at all times represent approximately 70.00% of the total Units of the Company. In the event additional Units are issued by the Company, including, but not limited to, if additional Units are reserved or issued pursuant to an Equity Incentive Plan described in Section 5.5 in excess of the number reserved in such Section 5.5 on the Effective Date, such reserve or issuance shall not have a dilutive effect on the percentage ownership interests of the Class A Members.

5.2   No Withdrawal. No Member may withdraw any part of its Capital Account without the written consent of the Board of Managers. The language in this Section 5.2 does not, however, prohibit any distributions to Members under Article VI.

5.3   Capital Accounts.

(a)   The Company will maintain a separate Capital Account for each Member in accordance with Treasury Regulation § 1.704-1(b)(2)(iv). Each Member's Capital Account will be increased by: (i) the amount of money such Member contributes to the Company; (ii) the Fair Market Value of property such Member contributes to the Company (net of liabilities secured by such contributed property that the Company, under Section 752 of the Code, is considered to assume or take subject to); (iii) allocations of Net Profits to such Member; and (iv) any items in the nature of income and gain which are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f) and/or (g) of **Exhibit C**. Each Member's Capital Account will be decreased by: (A) the amount of money the Company distributes to such Member; (B) the Fair Market Value of property the Company distributes to such Member (net of liabilities secured by such distributed property that such Member, under Section 752 of the Code, is considered to assume or take subject to); (C) any items in the nature of deduction and loss that are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f), and/or (g) of **Exhibit C**; and (D) allocations to the account of such Member of Net Losses.

(b)   The manner by which the Company maintains Capital Accounts pursuant to this Section 5.3 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Company's accountants, the manner by which the Company maintains Capital Accounts pursuant to the preceding provisions of this Section 5.3 should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 5.3, the method by which the Company maintains Capital Accounts shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(c)   Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

5.4   Priority and Return of Capital. Except as may be expressly provided in this Operating Agreement, no Member shall have priority over any other Member as to the return of Capital Contributions, Net Profits, Net Losses, or distributions; provided that this Section 5.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

5.5   Restricted Units and Equity Incentive Plan. The Board of Managers may also adopt, in its sole discretion, an equity incentive plan providing for the issuance of Class B Units to current or future Company employees, Managers, consultants and advisors. Issuances of Class B Units pursuant to the equity incentive plan may be recommended by the Board of Managers or the Chief Executive Officer and then shall be approved by the Board of Managers. Such issuances may be structured as options to purchase Class B Units, as outright grants of Class B Units or as grants of Profits Interest Units, as described in Section 5.6. The Board of Managers shall be permitted to provide for any vesting schedule it deems appropriate with respect to such Class B Units. Class B Units may be issued and reserved for later issuance under an equity incentive plan.

5.6   Profits Interests.

(a)   For any grant under Section 5.5 designated as a grant of Profits Interest Units, the Company and each Member agree to treat such grant of Class B Units as a separate "Profits Interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 (a "**Profits Interest Unit**"), unless otherwise provided at the time of the issuance, and it is the intention of the Company and the Members that such issuances be limited to the extent necessary so that such Class B Units qualify as a "Profits Interest" under Rev. Proc. 93-27, and this Operating Agreement shall be interpreted accordingly. In the event issuances of Profits Interest Units are limited as a result of the first sentence of this Section 5.6(a), the Board of Managers is authorized to adjust future issuances to the Members in whatever manner it reasonably deems appropriate so that, after such adjustments are made, each Member receives, to the maximum extent possible, an amount of issuances equal to the amount of distributions such Member would have received were such sentence not part of this Operating Agreement.

(b)   The holder of a Profits Interest Unit will be entitled to share in distributions of Distributable Cash only to the extent set forth in this Operating Agreement and the applicable award agreement between such holder and the Company and only to the extent that the amount of such proceeds that would be payable under Articles VI and IX with respect to such Profits Interest Unit (the "**Pro Rata Proceeds**") exceeds the "Distribution Hurdle" (as determined below) with respect to such Profits Interest Unit. As used herein, the "Distribution Hurdle" means an amount set forth in each award agreement reflecting the Incentive Liquidation Value of the relevant Profits Interest Units at the time such Units are issued; provided, however, that the Distribution Hurdle with respect to a Profits Interest Unit shall be reduced (but not below zero) by the net amount of profits allocated and increased by the net amount of losses allocated with respect to such Profits Interest Unit after the date such Profits Interest Unit is issued. Notwithstanding anything to the contrary herein, if the Pro Rata Proceeds with respect to any Profits Interest Unit are less than the Distribution Hurdle then applicable to such Profits Interest Unit, as adjusted by the preceding sentence (an "**Underwater Profits Interest Unit**"), such Underwater Profits Interest Unit shall not be entitled to any proceeds of Distributable Cash and the calculation of the Pro Rata Proceeds payable with respect to all other Class B Units (excluding Underwater Profits Interest Units) shall be made as if such Underwater Profits Interest Units are not outstanding. The Board of Managers will consult with the Company's counsel or tax advisors to determine the appropriate Distribution Hurdle for each Profits Interest Unit issued by the Company. The Members acknowledge the proposed revenue procedure set forth in Notice 2005-43, 2005-24 I.R.B. 1, and expressly intend that the Company shall be enabled to make a "Safe Harbor Election" and to issue "Safe Harbor Partnership Interests" within the meaning thereof. If such proposed revenue procedure (or a substantial equivalent) is promulgated in final, effective form that does not differ materially from such proposed revenue procedure, the Board of Managers shall (without the need for further action by the Members) have all necessary authority under this Operating Agreement to give effect to the intention set forth in the preceding sentence (including the authority to make any applicable tax election on behalf of the Company and the Members). The Company and each Member agree to comply with the requirements of the safe harbor with respect to such Class B Units while the safe harbor election remains effective.

(c)   In accordance with Rev. Proc. 2001-43, 2001- 2 CB 191, the Company shall treat a Member holding a Class B Unit as the owner of such Unit from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Class B Units as if they were fully vested. Each Class B Member agrees to take into account such issuance share in computing its federal income tax liability for the entire period during which it holds the Class B Units. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class B Units issued to a Class B Member, either at the time of grant of the Class B Units or at the time the Class B Units become substantially vested. The undertakings contained in this Section 5.6 shall be construed in accordance with Section 4 of Rev. Proc. 2001- 43.

5.7   Section 83(b) Election. To the extent any Class B Units awarded pursuant to Section 5.5 are subject to vesting, each respective Class B Member shall be required to file an election pursuant to Section 83(b) of the Code (a "**Section 83(b) Election**") with respect to such Class B Units no later than ten days after receipt of such Class B Units. The provisions of Section 5.6 shall apply regardless of whether or not a Class B Member files a Section 83(b) Election with respect to its Class B Units.

ARTICLE VI.

ALLOCATIONS, DISTRIBUTIONS AND ELECTIONS

6.1   Allocations of Net Profits and Net Losses. For each Fiscal Year, except as provided in **Exhibit C** or otherwise in this Operating Agreement, the Net Profits and Net Losses (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 6.2 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability (as defined in Treasury Regulation section 1.704-2(b)(3)) to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 9.3, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain (as defined as partnership minimum gain as defined in Treasury Regulation section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires) and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

6.2   Distributions.   As and when determined by the Board of Managers and in accordance with the terms of this Operating Agreement, the Company may make Distributions at any time or from time to time.   After making all Distributions required for a given Fiscal Year under Section 6.3 and subject to the priority of Distributions pursuant to Section 9.3, if applicable, all Distributions shall be made only in the following manner:

(a)   First, to the holders of Class C Units, in proportion to and to the extent of the Unreturned Class C Return in respect of such Class C Units owned by each such Member as of the time of such Distribution; and

(b)   Second, to the holders of the Class A and Class B Units, pro rata in accordance with number of Class A and Class B Units owned by such Members; provided, however, that such Distributions are made in accordance with Section 5.6.

6.3   Income Tax Distributions.   To the extent of its Distributable Cash, the Company shall make a distribution to each Member at least annually in an amount not less than the sum of the highest marginal federal, state, and local income tax rates applicable to any Member multiplied by the amount of Net Profits allocated that year to that particular Member in the same manner as Net Profits and Net Losses are allocated pursuant to Section 6.1.   Any amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member pursuant to this Section 6.3.

6.4   Interest On and Return of Capital Contributions.   No Member shall be entitled to interest on such Member's Capital Contribution or, except as otherwise specifically provided herein, to return of such Member's Capital Contribution.

6.5   Election Under Section 754.   The Company may elect, pursuant to Code Section 754, to adjust the basis of Company property when a Member sells such Member's Units.   To the extent that any adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b) as a result of such an election, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulation §1.704-(b)(2)(iv)(m).

ARTICLE VII.

NEW MEMBERS; TRANSFERABILITY

7.1   Admission of New Members.

(a)   The Board of Managers shall have the authority to admit new Members.

(b)   No Person shall be admitted as a new Member of the Company unless (i) such Person duly and validly agrees in a writing in form and substance satisfactory to the Company (a form of which is attached hereto as **Exhibit E**) to be bound by the terms and conditions of this Operating Agreement and (ii) either (A) the Board of Managers has voted to approve the admission of such Person as a new Member or (B) the Transfer to such person of Units is a Transfer permitted by this Article VII.

(c)   Upon the admission of a new Member in accordance with the Act and this Operating Agreement, there shall be a special closing of the Company's books solely for the purpose of determining the value of the Company on such date by whatever method the Board of Managers, in its sole and absolute discretion, considers reasonable, and the Capital Accounts of the existing Members shall be adjusted accordingly. Concurrently with such adjustment, the new Member shall pay to the Company such Member's Capital Contribution, the Board of Managers shall establish a Capital Account which shall be credited with the Capital Contribution of the new Member, and the Members' Units and **Exhibits A and B** shall be adjusted accordingly.

7.2   Restrictions on Transfer.

(a)   No Member shall Transfer any or all such Member's Units except as specifically permitted by, and in strict compliance with, this Article VII. A Member may only Transfer those Member's Units which have properly vested in accordance with its vesting schedule, if any. Any Units that are unvested in accordance with any applicable vesting schedule are not available to be transferred, regardless of whether the transferee is an Approved Transferee, as defined in Section 7.2(b). Any purported Transfer by a Member of any or all of such Member's Units not in strict compliance with this Article VII shall be null, void, and of no legal force or effect.

(b)   A Member shall be permitted to Transfer any or all of such Member's Membership Interest free of the requirements under Sections 7.3 to any or all of (i) one or more of the Persons that is a Member immediately prior to such Transfer, (ii) his or her parents, spouse, or lineal descendants (meaning children, grandchildren, great grandchildren, and similar descendants, but not nieces, nephews, cousins, sisters, brothers, or other similar relatives), (iii) a trust which has as its sole beneficiaries Persons described in the preceding clauses (i) and (ii), and (iv) the Company (each an "**Approved Transferee**" and collectively the "**Approved Transferees**"); provided that such Transfer otherwise complies with the terms of this Article VII and that concurrently with or prior to any such Transfer, the Company, at its option, shall have received an opinion of counsel acceptable to the Company that such Transfer complies with all applicable federal and state securities laws.

(c)   The Company shall not enter any Transfer of any Unit of any Member on the books or records of the Company unless, prior to such Transfer, the Board of Managers has determined that such Transfer is in accordance with the terms of this Operating Agreement.

7.3   Right of First Refusal.

(a)   If a Member desires to Transfer any or all of such Member's Units and solicits or receives a bona fide offer to acquire such Units that such Member desires to accept (an

"**Offer**"), then such Member shall promptly, but not more than ten (10) business days after receipt of the Offer, give the Company and each of the other Members written notice of the Offer (the "**Notice**"). The Notice shall specify: (i) the number of Units which are the subject of the Offer (the "**Offer Units**"); (ii) the identity, residence address, and resume of the proposed acquiror of the Offer Units and of each Person that will have a legal or beneficial interest in the Offer Units (collectively, the "**Proposed Acquirors**"); (iii) all terms of the transaction that is proposed by the Offer; (iv) the price per Unit for the Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member (the "**Offer Price**"); and (v) the proposed time and date of closing of the Offer transaction, which shall not be sooner than sixty-one (61) days after receipt by the Company and the other Members of the Notice (the "**Proposed Closing Time**"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed Transfer of the Offer Units must be appended to the Notice.

(b)   Beginning on the date the Company receives an effective Notice and ending thirty (30) days thereafter (the "**Company Option Period**"), the Company shall have the exclusive right (but not the obligation) to acquire or find a third party to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. The Company may exercise its option by delivering, within the Company Option Period, to the Member who has given Notice and to each of the other Members a writing stating that the Company has elected, or that it has found a third party, to acquire the Offer Units pursuant to this Section 7.3 (the "**Notice of Company Option Exercise**"). The Board of Managers shall decide whether the Company exercises its option, whether for acquisition by the Company or by a third party found and approved by the Company. The Notice of Company Option Exercise shall stipulate a closing date for the Company's acquisition of the Offer Units that shall be on or before the later of (i) sixty (60) days after the date on which the Company received an effective Notice or (ii) the Proposed Closing Time.

(c)   If the Company Option Period expires without the Company, or a third party found and approved by the Company, electing to acquire the Offer Units, then, for a period of thirty (30) days commencing thirty-one (31) days after the date on which the Company received an effective Notice (the "**Members' Option Period**"), the Class A Members (other than the Member who has given the Notice, if applicable) shall have the exclusive right (but not the obligation) to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. Such Class A Members may exercise this option by delivering, within the Members' Option Period, to the Member who has given the Notice and to the Company a writing stating that such Members have elected to acquire the Offer Units pursuant to this Section 7.3(c) (the "**Notice of Members' Option Exercise**"). The Notice of Members' Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) seventy (70) days after the date on which the Company received the Notice or (ii) the Proposed Closing Time. If not all Class A Members (other than the Member who has given the Notice) elect to acquire the Offer Units, the Class A Members that have elected to acquire the Offer Units may send the Notice of Members' Option Exercise and acquire the remaining available Offer Units, with each such electing Class A Member being entitled to acquire up to that number of the remaining available Offer Units in proportion to such Class A Member's respective percentage of the total Units of the actual purchasers.

(d)   If the Offer Price includes non-cash consideration, any of the Class A Members (other than the Member giving the Notice) or the Company may substitute cash in an amount equal to the approximate Fair Market Value (as reasonably determined by the Board of Managers) of the non-cash consideration. If the Offer contains any terms or provisions that the Board of Managers determines will be more onerous to the Company or its Class A Members than to the Proposed Acquirors ("**Evasion Terms**"), the Board of Managers may permit the Company or the Class A Members (other than the Member giving the Notice, if applicable) to exercise their respective options described in Sections 7.3(b) and 7.3(c) and to acquire the Offer Units without complying with such Evasion Terms; provided, however, the Board of Managers shall not be permitted to reduce, or to extend the time for payment of, cash consideration included in the Offer Price which is (i) not contingent, (ii) fixed in amount, and (iii) payable on a date fixed by the Offer. The provisions of this Section 7.3(d) shall not be avoided by the inclusion in any Offer of terms and provisions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company or the Members than if consummated by the Proposed Acquirors.

(e)   If the Company Option Period and the Members' Option Period expire without the election by the Company or the Class A Members (other than the Member who has given the Notice), respectively, to acquire all of the Offer Units, then, upon satisfaction of all conditions under this Operating Agreement (including Section 7.1) and receipt by the Company, at its option, of an opinion of counsel acceptable to the Company that the Transfer of the Offer Units pursuant to the Offer complies with all applicable federal and state securities laws, the Member who has given the Notice shall be free to Transfer the Offer Units to the Proposed Acquirors by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation of or amendment, modification, or supplement to such terms and conditions shall create a new offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d), and if the Offer transaction is not consummated by the Proposed Closing Time, it shall be a new Offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d).

7.4   Tag Along; Drag Along.

(a)   If one or more Members holding greater than fifty percent (50%) of the aggregate of all Class A Units receive an Offer from a third party to acquire an interest greater than fifty percent (50%) of the aggregate of all Class A Units that such Member(s) desire to accept (a "**Majority Block Offer**"), the Member(s) receiving the Majority Block Offer shall provide Notice of the Majority Block Offer in accordance with Section 7.3(a). The other Members shall have the right to have their Units sold in the Majority Block Offer transaction to the Proposed Acquirors on the same terms set forth in the Majority Block Offer (the "**Tag Along Right**") by sending written notice of the exercise of this Tag Along Right to the Company and all Members within thirty (30) days of receipt of the Notice. If the Tag Along Right is exercised, each Member who gave the Notice of the Majority Block Offer (the "**Majority Block Offeree(s)**"), and each Member who exercises the Tag Along Right, shall sell to the Proposed Acquirors only that portion of such Member's Units equal to the number of such Member's Units multiplied by a fraction, the numerator of which is the sum of all Units that the Proposed Acquirors have offered to purchase in the Majority Block Offer and the denominator of which is the sum of all Units owned by all Members who have elected to participate in the Majority Block Offer transaction. No Majority Block Offer transaction shall close unless either (i) each of the Members, other than the Members giving the Notice, shall have exercised the Tag Along Right or shall have waived, in writing, the exercise thereof or (ii) fifteen (15) days shall have elapsed after receipt of the Notice by the Company and each of the Members, and then subject to any timely exercised Tag Along Right.

(b)   If a third party makes an offer to acquire the Company or all or substantially all of the Units or assets of the Company that a Member holding greater than fifty percent (50%) of the aggregate of all Class A Units desires to accept (a "**Drag Along Offer**"), then the Company shall provide written notice of the Drag Along Offer to each Member. Following delivery of such notice, each Member shall not dissent from or raise any objection to transaction contemplated by the Drag Along Offer (the "**Sale Transaction**"), shall sell his, her or its respective Units on the same terms and conditions as approved by such Member holding greater than fifty percent (50%) of the aggregate of all Class A Units (in the case of a purchase of all of the Units of the Company), and shall take any and all actions requested by the Board of Managers as may be reasonably necessary or convenient to the consummation of such Sale Transaction; provided, however, that the foregoing obligations of the Members shall be subject to the following conditions and limitations:

(i)   each Member shall be required to make representations and warranties only in such Member's capacity as a Member with respect to Units owned by such Member, as may be set forth in any agreement approved by the Board of Managers of the Company; and

(ii)   each Member shall be required to execute any and all documentation approved by the Board of Managers only so long as such documentation is required to be executed by all Members and applies equally to all Members.

(c)   This Section 7.4 shall control and supersede the provisions of Sections 7.2 and 7.3 hereof in the event of any conflict; provided, however, that the exercise of an option to purchase Units by a Member pursuant to Section 7.3(c) shall in no event constitute a Majority Block Offer and any such purchase shall not be subject to the provisions of this Section 7.4.

7.5   Termination of Engagement. Upon a Termination of Engagement, all unvested Units held by the Member whose Engagement has been terminated (the "**Terminated Member**") shall automatically be forfeited to the Company and the Terminated Member shall not be entitled to any compensation therefor. Any Units that are forfeited pursuant to the terms of this section shall be: (i) forfeited immediately on the date of the Termination of Engagement, (ii) cancelled by the Company, and (iii) no longer be outstanding unless and until they are reissued by the Company. Any vested units retained after the application of this Section 7.5 shall remain subject to the restrictions on Transfer contained in this Operating Agreement and the rights of repurchase set forth in Section 7.6. In no event may a Terminated Member Transfer any of its Membership Interests, including to an Approved Transferee, to any Person before the expiration of the repurchase periods described in Section 7.6 without the prior written consent of the Board of Managers, and any Transfer in violation of this restriction shall be null, void and of no force and effect. If any Units have been issued to a Member in connection with and as a result of such Member's Engagement, then the provisions of this Section 7.5 and the provisions of Section 7.6 shall be applicable on an Approved Transferee of such Member upon the Termination of

Engagement of such Member as if the Approved Transferee was the Member whose Engagement was terminated.

7.6   Repurchase Right Upon Trigger Event.

(a)   To the extent a Terminated Member retains any Units pursuant to Section 7.5 after a Termination of Engagement or in the event of an Involuntary Transfer (a "**Trigger Event**"), then, for a period of sixty (60) days after the date of receiving notice of such Trigger Event, the Company shall have the right to purchase, and the Transferring Party (or his or her Representative), shall, upon exercise of such option by the Company, sell to the Company, all or any portion of such Membership Interest of the Transferring Party. The Company may exercise such option, at the election of the Board of Managers, by providing written notice thereof within said sixty (60) day period to the party or parties from whom the Company desires to purchase Membership Interests of the exercise of such option stating the number of Units the Company desires to purchase. If the Company does not exercise its option to purchase all of the Transferring Party's Membership Interests, then for a period ending on the date that is fifteen (15) days after the close of the Company's 60-day option period ("**Option Termination Date**"), each Member holding Class A Units (other than the Transferring Party, if applicable) (the "**Remaining Members**") shall have an option to purchase all, or any portion, of such Membership Interests not purchased by the Company. Such option may be exercised by the Remaining Members in proportion to their respective Membership Interests or as they may otherwise agree, by notice to the Transferring Party during such 15-day period.

(b)   If the Trigger Event was the death of a Member or a Termination of Engagement other than for Cause, the purchase price for Membership Interests purchased pursuant to this Section 7.6 shall be the Fair Market Value, calculated as of the last day of the month immediately preceding the month in which the first option to purchase was exercised. If the Trigger Event was any other Involuntary Transfer or a Termination of Engagement for Cause, the purchase price for Membership Interests purchased pursuant to this Section 7.6 shall be the Unit Book Value thereof, calculated as of the last day of the month immediately preceding the month in which the first option to purchase was exercised.

(c)   (c)   The closing of the purchase and sale of a Transferring Party's Membership Interests under Section 7.6 shall take place on the date selected by the Transferring Party and the purchasers or, if not otherwise agreed, on the date selected by the purchasers, which shall not be more than sixty (60) days after the later of the Option Termination Date or final determination of the purchase price. Unless otherwise agreed by the Transferring Party and the purchasers, the purchase price for Membership Interests pursuant to this Section 7.6 shall be paid as follows (i) twenty percent (20%) of the purchase price shall be paid by check or by wire transfer of funds on the closing; and (ii) the balance of the purchase price shall be paid in four (4) consecutive, annual installments, each together with interest at the applicable minimum federal rate pursuant to a promissory note mutually acceptable to the seller and the purchaser(s). The payment obligation of the maker(s) under the foregoing promissory note shall be secured by a first lien and security interest in, and pledge of, the Membership Interests being sold hereunder, but shall otherwise be a non-recourse obligation of the maker(s). This Section 7.6 will not apply upon the death or Permanent Disability of a Member when the Transfer, that otherwise would give rise to the purchase options under this Section 7.6, is to an Approved Transferee pursuant to Section 7.2.

(d)   If, after the occurrence of a Trigger Event, the Company and the Remaining Members do not exercise the rights pursuant to this Section 7.6 to purchase all of the Membership Interest available for purchase, then any portion of that Membership Interest consisting of Class A Units shall automatically shall be converted to Class B Units on a one-to-one basis as of the Option Termination Date. Such Class B Units shall retain the same vesting schedule, if any, including any rights to accelerate vesting, as the Units from which the Class B Units were converted. In the event of such conversion, the Company shall adjust **Exhibit A** accordingly.

7.7   Conversion to Corporate Form.

(a)   In the event that the Board of Managers determines that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board of Managers to be in the best interests of the Company, the Board of Managers, in its sole discretion, shall have the power to incorporate the Company in any jurisdiction, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Membership Interests, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board of Managers in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board of Managers deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options to purchase Units or Units designated as Profits Interest Units, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board of Managers shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board of Managers, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

(b)   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board of Managers in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board of Managers shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board of Managers may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c)   As security for the performance of each Member's obligations pursuant to this Section 7.7, each Member hereby grants to the Board of Managers, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Membership Interests, at all meetings of the Members held or taken after the date of this Operating Agreement with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board of Managers, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Operating Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE VIII.

MANAGEMENT OF COMPANY

8.1 Management.   Except to the extent otherwise provided in this Operating Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers may appoint such officers as it deems appropriate (the "**Officers**"). The Officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Articles of Organization or this Operating Agreement, the Board of Managers may authorize the Company to:

(a)   raise additional capital by issuing new Units or other securities;

(b)   make distributions to the Members;

(c)   endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(d)   borrow or lend money or make, deliver, or accept any commercial paper;

(e)   execute any mortgage, bond, or lease;

(f)   purchase or sell real or personal property;

(g)   incur any expense or liability;

(h)   establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(i)   hire and fire, and determine the compensation of, the Company's executive employees, Officers and agents; and

(j)   obtain appropriate types and amounts of insurance for the Company and its assets.

8.2   Board of Managers - Number, Appointment and Tenure.

(a)   The Board of Managers shall be comprised of up to (1) one person, as determined from time to time by a Majority Interest. The Managers on the Board of Managers as of the date hereof are as set forth on **Exhibit D**.

(b)   The Members holding a Majority Interest may alter the number of Managers from time to time.

(c)   A Manager shall serve until the earliest of the Manager's resignation, death, or removal by either the Members holding a Majority Interest. Any vacancy occurring for any reason on the Board of Managers shall be filled by a Majority Interest, .

8.3   Meetings of the Board of Managers.

(a)   A meeting of the Board of Managers may be held at any time, may be called by any Manager or the Members holding a Majority Interest, by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than two (2) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b)   A majority of the Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers. In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(c)   On any matter subject to the approval or authorization of the Board of Managers in which there is a continuing tie vote (e.g. one (1) Manager "for" such resolution and one (1) Manager "against" such resolution) and for which the Managers have reached an impasse, the Board of Managers shall provide notice to the Members that their vote is required. Any such matter submitted to the Members for resolution shall be decided by those Members holding the Majority Interest. If the Members are unable to reach an agreement on the applicable approval or authorization, the matter should be mediated within fifteen (15) days from the date a written request for mediation is made by any Class A Member. The mediation shall be conducted before a single mediator to be agreed upon by the Class A Members. If the Class A Members cannot agree on the mediator, each Class A Member shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. Each Class A Member shall bear the fees and expenses of its mediator and all the Class A Members shall equally bear the fees and expenses of the final mediator. The decision of the mediator shall be final and binding on the Members.

(d)   Unless otherwise expressly provided in this Operating Agreement or required by applicable law, Managers who have or may have conflicting interests in the outcome of any matter upon which the Board of Managers votes or consents must disclose such interest to the other Managers in reasonable detail. After disclosure, any Manager, including the Manager who disclosed his or her interest, may vote upon or consent to any such matter.

(e)   Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by a majority of the Managers entitled to vote. Action taken by written consent under this Section 8.3 is effective when a majority of the Managers entitled to vote have signed the consent, unless the consent specifies a different Effective Date.

(f)   At any time, any Manager may waive in writing any required notice.

8.4   Standard of Care. Each Member, Manager, and Officer (if any) shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or Officer who so performs the duties as a Member, Manager, or Officer shall not have any liability by reason of being or having been a Member, Manager, or Officer of the Company. In performing such Person's duties, the Member, Manager, or Officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, Officers, or employees whom such Member, Manager, or Officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or Officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or Officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

8.5   Indemnification. The Company shall indemnify each person who is or was a Manager, Member, Officer, or employee of the Company or such other Persons covered by the indemnification provisions of the Act, to the fullest extent permitted by the Act.

8.6   Bank Accounts. As directed by the Board of Managers, the Managers or the Company's Officers may open and maintain bank accounts in the name of the Company at such banks as the Board of Managers may designate.

8.7   Compensation and Reimbursement. The Company may compensate its Officers, Managers and employees, as determined by the Board of Managers.

8.8   Right to Rely on the Managers. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to the identity of any Member, Manager, or Officer of the Company or the Persons who are authorized to execute and deliver any instrument or document of the Company.

8.9   Tax Matters "Partner". The Members holding a Majority Interest shall designate a tax matters "partner" of the Company for purposes of federal and state income tax matters. The initial tax matters "partner" of the Company shall be Othello Thomas Byndon. The tax matters "partner" shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Consent of Members holding a Majority Interest shall be required to extend the applicable statute of limitation period for the assessment or enforcement of any federal, state, or local income tax.

8.10   Action Authorized by Members. Notwithstanding anything to the contrary provided in this Article VIII, any action of the Company that may be authorized by the Board of Managers may be authorized and taken when such action is authorized by the unanimous written consent of Members holding Class A Units.

ARTICLE IX.

DISSOLUTION AND TERMINATION

9.1   Dissolution. The Company shall be dissolved upon the written approval of a Majority Interest of the Members.

9.2   Effect of Filing of Certificate of Dissolution. Upon the filing with the Secretary of State of the State of Ohio a certificate of dissolution, the Company shall continue its existence until the winding up of its affairs is completed.

9.3   Winding Up, Liquidation, and Distribution of Assets.

(a)   Upon dissolution, the Board of Managers shall immediately proceed to wind up the affairs of the Company, unless the Members, by an affirmative vote of the Members holding a Majority Interest, elect to continue the business of the Company in order to maximize its value as a going concern for eventual sale.

(b)   If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i) sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board of Managers may determine to distribute any assets to the Members in kind),

(ii) allocate any Net Profit or Net Loss resulting from such sales to the Members' Capital Accounts in accordance with Article VI,

(iii) discharge all known liabilities of the Company, including liabilities to Members who are also creditors, to the extent permitted by law, other than liabilities to Members for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company), and

(iv) distribute the remaining assets in the following order:

(A) If any assets of the Company are to be distributed in kind, the net Fair Market Value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their Fair Market Value.

(B) The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, as determined by the Members, with any assets distributed in kind being valued for this purpose at their Fair Market Value. Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Treasury Regulations §1.704 l(b)(2)(ii)(b)(2).

(c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Treasury Regulations §1.704 l(b)(2)(ii)(g), if any Member has a deficit in such Member's Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

ARTICLE X.

REPRESENTATIONS, WARRANTIES, AND COVENANTS

Each Member hereby represents, warrants, and covenants that:

10.1   Due Organization; Authorization of Operating Agreement. If the Member is a corporation or other business entity, such Member is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has the power and authority to execute and deliver this Operating Agreement and to perform its obligations hereunder, and the execution, delivery, and performance of this Operating Agreement have been duly authorized by all necessary action. This Operating Agreement constitutes the legal, valid, and binding obligation of such Member.

10.2   No Conflict with Restrictions; No Default. Neither the execution, delivery, and performance of this Operating Agreement nor the consummation by such Member of the transactions contemplated hereby will conflict with, violate, or result in a breach of: (a) any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member; or (b) any of the terms, conditions, or provisions of the organizational or governance documents of such Member if it is a corporation or other business entity or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of his, her, or its material properties or assets is subject.

10.3   Securities. Such Member is acquiring his, her, or its Units only for his, her, or its own account and not on behalf of any other Person, and only for the purpose of holding for investment and not with a view to any further distribution thereof. No other Person is participating with, or providing or otherwise arranging funds, or credit for such Member in respect to the acquisition of his, her, or its Units. Except as contemplated by Article VII of this Operating Agreement, such Member has no agreement, arrangement, or understanding for Transfer of any part of his, her, or its Units to any other Person. Subject to and in addition to all of the restrictions on Transfer contained in this Operating Agreement, such Member shall not offer for sale or sell any part of his, her, or its Units except upon acceptance by the Company of an opinion of counsel for the purchaser in such form as is satisfactory to counsel for the Company that registration under federal and state securities laws is not required. Such Member (a) either has such knowledge and experience in financial and business matters, or has the advice or representation of a person or entity having such knowledge and experience, to be able to evaluate the merits and risks of his, her, or its investment in the Company or has been given or had access to sufficient information regarding the Company to evaluate the investment in his, her, or its Units being acquired, and (b) is able to bear the economic risk of the investment in his, her, or its Units and to hold the same for purposes of investment. Such Member is aware that no market exists for the resale of his, her, or its Units.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

11.1   Notices. Any notice given pursuant to this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes to a party (a) if delivered personally to such party or to an executive officer of such party to whom the same is directed, (b) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's facsimile number, as appropriate, which is set forth in this Operating

Agreement) by facsimile, with receipt confirmed by telephone, (c) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's email address, as appropriate, which is set forth in this Operating Agreement) by email (d) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement) by regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof, or (e) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement) by registered or certified mail, postage and charges prepaid. Any such notice shall be deemed to be given (i) upon personal delivery, as provided above, (ii) upon telephonic confirmation of receipt of notice sent by facsimile, as provided above, (iii) one (1) business day after transmission of an email message, as provided above, (iv) one (1) business day after delivery to a regularly scheduled overnight delivery carrier, addressed and sent as provided above, or (v) three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as provided above.

11.2   Application of Ohio Law. This Operating Agreement and its interpretation shall be governed exclusively by the laws of the State of Ohio regardless of any conflict of law principles.

11.3   No Right of Partition. No Member shall have the right to partition any property of the Company during the term of this Operating Agreement, nor shall any Member make application to any court or other authority having jurisdiction in the matter or commence or prosecute any action or proceeding for partition or the sale thereof. Upon any breach of the provisions of this Section 11.3 by any Member, each of the other Members, in addition to all rights and remedies in law and in equity any of them may have, shall be entitled to a decree or order restraining and enjoining such application, action, or proceeding.

11.4   Amendments. This Operating Agreement may not be amended except by the written agreement of a Majority Interest of the Members; provided, however, that without consent of a Majority Interest of the Members, the Board of Managers may amend this Operating Agreement to reflect changes validly made in the membership of the Company, including, but not limited to, amending **Exhibits A and B** to reflect the Units and the Capital Contributions of, and other information respecting, the Members.

11.5   Waivers. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.6   Heirs, Successors, and Assigns. Each provision of this Operating Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

11.7   Unenforceable Provision. If any provision of this Operating Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Operating Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been contained herein.

11.8   Entire Operating Agreement. This Operating Agreement, together with any award agreements between the Company and any Member as contemplated by Article V hereof, contain the entire understanding among the Members and the Company with respect to its subject matter, and supersede any existing operating agreement.

11.9   Creditors. No provision of this Operating Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

11.10   Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute the same instrument.

11.11   Construction. Whenever the singular form of a word is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa. It is the intent of the Members that this Operating Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

11.12   Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first written above.

Boxx Wave LLC

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name: Othello Thomas Byndon
Its: Manager

MEMBERS:

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name: Othello Thomas Byndon

Othello Byndon
＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:

EXHIBIT A

CAPITALIZATION TABLE

	Class A Units	Class B Units	Class C Units	Total Units	Voting Unit Percentage	Total Percentage
Othello Thomas Byndon	510,000	-	10	510,010	51.00%	51.00%
Jonathan Bentley	-	10,000			1.00%	1.00%
Aminata Clare Adeseji	-	20,000	-	300,000	2.00%	2.00%
Remainder for future partners and funding negotiation	460,000	-	-	-	46%	46.00%
Total:	510,000	30,000	10	1,000,010	100.00%	100.00%

*Awarded in connection with the adoption of this Operating Agreement and the Boxx Wave LLC 2021 Equity Incentive Plan (the "Plan") and subject to the terms of such plan and an applicable award agreement

EXHIBIT B

NAMES AND ADDRESSES OF MEMBERS

Member Name	Address
Othello Thomas Byndon	10135 Spiritknoll Lane Cincinnati, OH 45252
John Bentley	
Amina Adeseji	

EXHIBIT C

SPECIAL ALLOCATIONS TO CAPITAL ACCOUNTS

AND CERTAIN OTHER INCOME TAX ALLOCATIONS

Notwithstanding Section 6.1 hereof:

(a)   If there is a net decrease in "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) for a Fiscal Year, then, subject to the last paragraph of this **Exhibit C**, there shall be allocated to each Member items of income and gain for that year equal to that Member's share of the net decrease in minimum gain (within the meaning of Treasury Regulations §1.704-2(g)(2)). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulations §1.704-2(f) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

If during a Fiscal Year there is a net decrease in partner (Member) nonrecourse debt minimum gain (as determined in accordance with Treasury Regulations §1.704-2(i)(3)), then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of that nonrecourse debt minimum gain (determined in accordance with Treasury Regulations §1.704-2(i)(5)) as of the beginning of the Fiscal Year shall, subject to the last paragraph of this **Exhibit C**, be allocated items of income and gain for that year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in such nonrecourse minimum gain. The foregoing is intended to be the "chargeback of partner [Member] nonrecourse debt minimum gain" required by Treasury Regulations §1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

The allocations set forth in the two preceding paragraphs of this **Exhibit C** shall be subject to the exceptions provided by: (i) Treasury Regulations §§1.704-2(f)(2) and (f)(3); (ii) the Commissioner of the Internal Revenue Service ("**Commissioner**") pursuant to Treasury Regulations §1.704-2(f)(5) (except that if the Company shall have any discretion as to an exception set forth pursuant to Treasury Regulations §1.704-2(f)(5), the Members may exercise such discretion on behalf of the Company); and (iii) Treasury Regulations §1.704-2(i)(4), including exceptions that such Treasury Regulations Section incorporates by reference to those provided pursuant to Treasury Regulations §§1.704-2(f)(2) and (f)(3) and including exceptions provided by the Commissioner pursuant to the Commissioner's authority provided by analogy to Treasury Regulations §1.704-2(f)(5) (and subject to the Member's exercise of any Company discretion as to these exceptions). The Members shall, if the application of the minimum gain chargeback requirements would cause a distortion in the economic arrangement among the Members, ask the Commissioner to waive the minimum gain chargeback requirements pursuant to Treasury Regulations §§1.704-2(f)(4) and 1.704-2(i)(4).

(b)   If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes or increases a deficit balance in such Member's Capital Account, there shall be allocated to the Member items of income and gain (consisting of a prorata portion of each item of Company income (including gross income) and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulations §1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

(c)   If the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, then, to the extent the allocation of such item of loss or deduction would have such effect, it shall be allocated instead (i) first, among those Members having positive balances in their Capital Accounts as of the end of such Fiscal Year in proportion to the positive balances in their respective deficit Capital Accounts, and (ii) thereafter, as provided in Section 6.1. For the purposes of this Section (c), in determining whether the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, such Member's Capital Account shall be reduced for items listed in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4),(5), and (6).

(d)   Notwithstanding anything to the contrary in this **Exhibit C** or Article VI, any item of deduction, loss, or Code Section 705(a)(2)(B) expenditure that is attributable to "partner [Member] nonrecourse debt" shall be allocated in accordance with the manner in which the Members bear the economic risk of loss for such debt (determined in accordance with Treasury Regulations §1.704-2(i)).

(e)   Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Treasury Regulations §1.704 2(b)), such deductions shall be allocated to the Members in the same manner as Net Profit or Net Loss is allocated for such period.

(f)   All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Member(s) to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

(g)   Any credit or charge to the Capital Accounts of the Members pursuant to Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall be taken into account in computing subsequent allocations of profits and losses pursuant to Section 6.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Sections 6.1 and 6.2 and Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall, to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this **Exhibit C** or Article VI if the special allocations required by Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** had not occurred.

<u>**EXHIBIT D**</u>

<u>**BOARD OF MANAGERS OF BOXX WAVE LLC**</u>

<u>**AS OF THE DATE OF ADOPTION OF OPERATING AGREEMENT**</u>

Othello Thomas Byndon

Jonathan Bentley, II

Aminata Clare Adeseji

EXHIBIT E

FORM OF JOINDER

Boxx Wave LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

The undersigned is executing and delivering this Joinder pursuant to the Limited Liability Company Operating Agreement of Boxx Wave LLC (the "Company"), among the Company and the Company's Members dated _____8/24/2021_____ (as the same may hereafter be amended, the "Operating Agreement").

By executing and delivering to the Company this Joinder, the undersigned hereby agrees to become a party to, to be bound by, and to comply in full with the provisions of the Operating Agreement as a Member in the same manner as if the undersigned were an original signatory to the Operating Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of ____8/24_____, 2021.

By: _____

Name: _____lon_____

Its: _____CEO/ Founder_____